Skadden, Arps, Slate, Meagher & Flom llp
                                                                155 NORTH WACKER DRIVE
                                                                CHICAGO, ILLINOIS 60606

                                                                March 29, 2010

Mr. Larry Greene
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549
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RE: Van Kampen Growth and Income Fund
File Numbers 811-1228 and 2-21657
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on January 26, 2010 by Van Kampen Growth and Income Fund (the “Fund”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Fund, we have articulated your comments to the best of our understanding and provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 94 to the Fund’s Registration Statement which will be filed under the Securities Act and the 1940 Act via IDEA on or about March 29, 2010.
General

Comment 1	Please confirm that the Fund has made the filings with respect to its fidelity bond required by Rule 17g-1(g) under the 1940 Act for 2005.

Response 1	The Fund confirms that it made the requisite filing for 2005 under Rule 17g-1(g) under the 1940 Act.
Comments Prospectus

Comment 2	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets.

Response 2	The Fund has added disclosure as requested.

Comment 3	Please shorten the second sentence of the first paragraph on the front cover of the prospectus to be consistent with the Form N-1A requirement with respect to Items 2 through 8 of such Form that all items not specifically required or permitted by such Items are prohibited.

Response 3	The Fund respectfully submits that the front cover of the prospectus is covered by Item 1 of Form N-1A. The instruction to such Item states the following: “[a] Fund may include on the front cover page a statement of its investment objectives, a brief (e.g., one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b).” The Fund believes that the sentence to which the Staff refers meets the parameters set forth in that instruction and thus, the Fund respectfully opts to retain the current disclosure.

Comment 5	In the section entitled “Summary — Fees and Expenses of the Fund,” please delete footnotes 1 and 2.

Response 5	The Fund respectfully notes that such footnotes are permitted by Instruction 2(a)(i) of Item 3 of Form N-1A, as they relate to the deferred sales charges applicable to such classes of shares. The Van Kampen Funds have previously consistently received the comment from the Staff that only footnotes that are either required or permitted by Form N-1A may be used in the fee table. Since Form N-1A explicitly permits such footnotes, the Fund respectfully opts to retain them.

Comment 6	In the third sentence of the first paragraph in the section entitled “Summary — Principal Investment Strategies,” please clarify the reference to “(large cap)” companies.

Response 6	The Fund has clarified the disclosure and deleted the reference to “(large cap)” as requested.

Comment 7	Please delete the last sentence of the first paragraph in the section entitled “Summary — Annual Performance.”

Response 7	The Fund has deleted the sentence as requested.

Comment 8	Please condense the three paragraphs in the section entitled “Summary — Comparative Performance.”

Response 8	The Fund respectfully submits that as a result of Staff comments received on previous Van Kampen Fund filings requiring the Fund to remove all footnotes to the performance tables, the Fund has moved what it believes is valuable disclosure for shareholders from footnotes to the performance table to the text preceding such performance table. The Fund believes that deleting disclosure such as the definition of the Fund’s broad-based index or the “since inception” dates that correspond to the returns in the performance table would inhibit shareholders’ ability to understand the information presented in such performance table and thus, the Fund respectfully opts to retain the current disclosure.

Comment 9	Please amend the title of the section “Summary — Investment Advisory Services” to be “Summary — Management Services.”

Response 9	The Fund has amended the heading as requested.

Comment 10	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks,” please reconcile disclosure in the first paragraph therein with respect to investing in securities that are investment grade with disclosure in the eighth sentence of the first paragraph in the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Convertible Securities,” which states that the Fund may invest up to 15% of its total assets in convertible securities that are below investment grade [emphasis added].

Response 10	The disclosure in the first paragraph of the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks” states that “[u]nder normal market conditions, the Fund’s investment adviser seeks to achieve the Fund’s investment objective by investing primarily in income-producing equity securities, including common stocks and convertible securities; although investments are also made in non-convertible preferred stocks and debt securities rated investment grade....”. The sentence referenced by the Staff in the Convertible Securities section states that “[u]p to 15% of the Fund’s total assets may be invested in convertible securities that are below investment grade quality.”

The Fund believes that these two sentences are not inconsistent with each other. The reference to investment grade securities in the first sentence articulates that the Fund may invest in non-convertible preferred stocks and debt securities that are investment grade. The reference to below investment grade securities in the second sentence articulates that the Fund may invest in convertible securities, a subset of income-producing equity securities, that are below investment grade. Thus, as part of the Fund’s principal investment strategies, the Fund’s investments in non-convertible preferred stocks and debt securities must be investment grade, while the Fund’s investments in convertible securities may include those that are below investment grade (up to 15% of the Fund’s total assets).

Comment 11	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Convertible Securities,” if applicable, please add disclosure regarding junk convertible securities.

Response 11	The Fund respectfully submits that the disclosure requested is currently in the section referenced by the Staff and thus, the Fund has not added any additional disclosure.

Comment 12	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Convertible Securities,” if applicable, please add disclosure regarding synthetic convertible securities.

Response 12	Investments in synthetic convertible securities is not a principal investment strategy of the Fund and thus, the Fund has not added any additional disclosure to the prospectus. The Fund notes that such disclosure is currently in the Fund’s Statement of Additional Information.
* * *
          In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor

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